Exhibit 99.3d

GMAC

Commercial Mortgage

Annual Statement as to Compliance

For the Year Ended December 31, 2003

GMAC Commercial Mortgage Securities, Inc.

Series 2003-1

Pursuant to Section 3.13 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i. A review of the activities of GMAC Commercial Mortgage Corporation as Master Servicer during the period, and of its performance under this Trust and Servicing Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, GMAC Commercial Mortgage Corporation as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

iii. GMAC Commercial Mortgage Corporation, as Servicer has received no notice regarding qualifications, or challenging the status, of either REMICI Pool as a REMIC or the status of either Grantor Trust as a Grantor Trust or otherwise asserting a tax on the income or assets of any portion of the Trust Fund from the Internal Revenue Service or any other governmental agency or body.

GMAC COMMERCIAL MORTGAGE CORPORATION

Brian T. Stauffer

By: Brian T. Stauffer

Title: Senior Vice President

Date: February 20, 2004

.910A

200 Witmer Road - P.O. Box 1015 - Horsham, PA 19044-8015